UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
         ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Statum Systems, Inc.

Legal status of issuer

        Form
        Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        September 12, 2018

Physical address of issuer
8 Pleasant Street S., Unit D Lower Level, Natick, MA 01760

Website of issuer
https://www.statumsystems.com/

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$235,388	$252,491
Cash & Cash Equivalents	$221,896	$226,703
Accounts Receivable	$0	$0
Short-term Debt	$663,596	$488,958
Long-term Debt	$2,049,712	$1,301,258
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0.00	$0.00
Net Income	-$1,143,831	-$875,900

April 28, 2022

FORM C-AR

Statum Systems, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Statum Systems, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https:/www.statumsystems.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Statum Systems, Inc. (the "Company" or "Statum Systems") is a Delaware Corporation, formed on September 12, 2018.

The Company is located at 8 Pleasant Street S., Unit D Lower Level, Natick, MA 01760.

The Company's website is https://www.statumsystems.com/

The information available on or through our website is not a part of this Form C-AR.

The Business

Statum Systems Inc. is a startup founded by medical professionals for medical professionals, has developed a medical messaging and collaboration platform that enables physicians, nurses, and other health care providers to carry and use one device for all their medical communication and collaboration needs. It delivers enterprise level collaboration capabilities, operates on all communication frequencies (WiFi, Cellular and Pager) and enables hospitals and medical practices to deliver improved patient care, faster and at lower cost. This fully secure and HIPAA compliant platform is ready to begin assisting doctors, nurses, and medical professionals today.

The StatumHEALTH™ solution is a software application that runs on the cloud and on users' smartphones. There is an optional hardware device, StatumCONNECT™, for those medical professionals that currently use a traditional pager and who want to replace the use of the separate pager device by having pages go directly to their smartphone.

The StatumHEALTH system can work without WiFi or cellular service because the StatumCONNECT card mentioned above contains an antenna and radio receiver that captures low frequency pager signals and transmits them to the smart phone app layer of StatumHEALTH using Bluetooth.

StatumHEALTH and StatumCONNECT are at the beta-test phase of product development. The software features of StatumHEALTH are developed, functional and tested. There is a working and tested prototype of StatumCONNECT. StatumHEALTH has completed two cycles of internal testing by medical professionals unaffiliated with Statum Systems.

In April 2022, Statum Systems launched StatumHEALTH Community (SHC), a limited version of StatumHEALTH without any connectivity to patient records or hospital systems. SHC is being offered by invitation to qualified medical professionals at no charge for a limited time in order to build a customer base of users and spread awareness of StatumHEALTH throughout the US medical community.

RISK FACTORS

Risks Related to the Company's Business and Industry

Financing

The amount of capital the Company has on hand is not enough to sustain the Company's current business plan. We may face difficulties in obtaining adequate capital.
In order to achieve the Company's near and long-term goals, the Company will need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's ability to continue as a going concern in the future is dependent on its ability to obtain adequate financing and to generate future revenues to meet current and future obligations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and other activities, which could harm its business, financial condition and operating results or to discontinue as a going concern.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of a fully commercial product, lack of referenceable clients, and lack of revenue from sales, as well as the inherent business risks associated with our company and present and future market conditions. Future sources of financing or revenue may not be sufficient to meet our future capital requirements. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands will require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of StatumHEALTH and any other products or services. If we experience

difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide key services and product components.
We depend on our suppliers and subcontractors to meet our current and future product development and delivery requirements and to conduct our operations. Our ability to meet our needs may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with our requirements and in a timely and cost-effective manner. Likewise, the quality of our products, services and operations may be adversely impacted if companies to whom we delegate hosting or on whose software we rely, or who manufacture major components or subsystems for our products, or from whom we acquire such services and items, do not provide products which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular service or product component.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

BUSINESS

Description of the Business and Products

Statum Systems, formerly Jybird, Inc., is the developer of StatumHEALTH™, a unified medical communication and collaboration platform designed to address one of the biggest challenges facing medical centers today: fragmented communications systems and processes.

Statum is a startup company, founded by medical professionals for medical professionals. It has developed a medical messaging and collaboration platform that enables physicians, nurses and other health care providers to carry and use just one device for all their medical communication and collaboration needs. It delivers enterprise level collaboration capabilities, operates on all communication frequencies (WiFi, Cellular and Pager) and enables hospitals and medical practices to deliver improved patient care, faster and at lower cost. This fully secure and HIPAA compliant platform is ready to begin assisting doctors, nurses and medical professionals today.

The StatumHEALTH solution is a software application that runs on the cloud and on smart phones. There is an optional hardware device called StatumCONNECT™ for those medical professionals that currently use a pager and who want to replace the use of the pager with pager messages going directly to their smartphone.

The StatumHEALTH system can work without WiFi or cellular service because the optional StatumCONNECT hardware card contains a pager antenna and radio receiver that captures the highly reliable, low frequency pager signals and transmits them to the smart phone app using secure Bluetooth technology.

Competition and Industry

Statum competes in the medical communications applications market, targeting hospitals, medical centers, and medical practices. Upon commercial release, Statum plans to market StatumHEALTH and StatumCONNECT only in the United States until the company has reached significant scale and revenue.

Our competition ranges from:

(l) Standalone instant messaging apps, to
(2) Chat an messaging systems that are captive to a particular electronic medical record system,
(3) Cloud-based unified messaging systems.

The StatumHEALTH platform is a unique solution in that it enables medical professionals to use their own personal smart phone devices as a unified interface to all hospital communication network(s) and critical information systems and databases – including paging systems - while protecting their privacy, maintaining HIPAA compliance and still enabling them to receive critical pager messages in real time on their smartphone when and where or wi-fi cellular service is not available.

Currently, medical professionals are required to use multiple devices to communicate with their team members, associates, and co-workers. They use pagers for critical communications that absolutely must be received; they use hospital-issued phones for unique communication and messaging applications that only work with those special purpose voice-over-IP (VOIP) phones; they access hospital systems, such as electronic medical records by accessing a hospital terminal or using a hospital-issued special purpose tablet.

The StatumHEALTH solution unifies these communication processes and workflows so the caregiver only needs to use one device to make all their communications. In the background, StatumHEALTH can be connected to the hospital's internal systems so that special purpose applications are not necessary.

Current Stage - Products

Statum Systems is at the beta-test phase of product development with StatumHEALTH and StatumCONNECT. The initial software components of StatumHEALTH are developed, functional and tested. There is a working, tested prototype of the StatumCONNECT hardware card. StatumHEALTH has completed two cycles of internal testing by medical professionals unaffiliated with Statum Systems and is currently undergoing pilot testing at a major medical center in the United States.

Intellectual Property

The Company believes it has adequately protected its intellectual property. The Company has filed 10 utility patent applications in the United States. The first four patents have been awarded - patents 10,893,505, 10, 993,205, 11,074,997 and 11,223,587. The remaining applications are in process. In addition, the Company has filed one utility patent internationally. The Company has two trademarks (StatumHEALTH and StatumCONNECT) in the United States and three trademark applications internationally.

Governmental/Regulatory Approval and Compliance

We are not aware of any unmet regulatory or compliance requirements.

Litigation

We are not aware of any litigation filed or threatened against the Company.

Other

The Company's principal address is 8 Pleasant Street, Unit D Lower Level, Natick, MA 01760.

DIRECTORS and OFFICERS

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Frederick Lizza

Frederick Lizza's current primary role is with the Issuer. Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
- Dates of Service: March 04, 2020 - Present
- Responsibilities: Strategic and operational leadership of the company. Mr. Lizza receives a salary of $200,000, of which a varying portion is deferred.

- Position: Director
- Dates of Service: May 07, 2020 - Present
- Responsibilities: Participate in all Board of Director activities and decisions

Other business experience in the past three years:

- Employer: Strategic Claim LLC
- Title: Chief Executive Officer
- Dates of Service: February 28, 2018 - January 17, 2020
- Responsibilities: Strategic and operational leadership of the company

- Employer: Freestyle Solutions
- Title: Chief Executive Officer
- Dates of Service: December 10, 2010 - January 31, 2018
- Responsibilities: Strategic and operational leadership of the company

Name: Ara Nazarian

Ara Nazarian's current primary role is with Harvard Medical School. Ara Nazarian currently serves ~50% of time in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Science Officer, Founding CEO
- Dates of Service: September 10, 2018 - Present
- Responsibilities: Strategic, Scientific and Medical knowledge leadership for Statum Systems. Mr. Nazarian receives cash compensation of $60,000 annually, of which a varying portion is deferred, and owns 1,000,000 shares of common stock.

- Position: Chairman of Board of Directors
- Dates of Service: September 14, 2018 – Present

- Responsibilities: Participate as a leader and member of the Statum Systems Board of Directors

Other business experience in the past three years:

- Employer: Statum Systems Inc.
- Title: Chief Executive Officer
- Dates of Service: September 10, 2018 - March 04, 2020 Responsibilities: Strategic and operational company leadership in the formation of the Issuer

- Employer: Harvard Medical School
- Title: Associate Professor of Orthopedic Surgery
- Dates of Service: January 01, 2005 - Present
- Responsibilities: Training medical students on orthopedic surgery

- Employer: Beth Israel Deaconess Medical Center (Affiliated with Harvard Medical School)
- Title: Principal Investigator
- Dates of Service: September O1, 2008 - Present
- Responsibilities: Orthopedic medical research

Name: Per Suneby

Per Suneby's current primary role is with Sternhill Associates, LLC. Per Suneby currently serves 33% of time in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Senior Vice President of Corporate Development
- Dates of Service: August 03, 2018 - Present
- Responsibilities: Lead client development and strategic partnering initiatives. Mr. Suneby receives compensation of $90,000 annually, a varying portion of which is deferred.

- Position: Director
- Dates of Service: August 3, 2018 – September 15, 2020 and December 17, 2020 - present
- Responsibilities: Provide strategic and operational guidance to the CEO, officers, and company

- Position: Board Observer (Non-Voting)
- Dates of Service: August 03, 2018 -December 17, 2020
- Responsibilities: Provide strategic and operational guidance to the CEO, other officers, and the company

Other business experience in the past three years:

- Employer: LiquidPiston, Inc.
- Title: Member of Board Directors, Sr. VP of Corporate Development

- Dates of Service: March 01, 2016 - Present
- Responsibilities: Full participation as a member of the Board of Directors, Strategic Advisor, Partnering and business development

- Employer: Sternhill Associates, LLC
- Title: Managing Director
- Dates of Service: August 03, 2015 - Present
- Responsibilities: Advisor to early-stage businesses

Name: Stephen Okajima

Stephen Okajima's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
- Dates of Service: September 18, 2018 - Present
- Responsibilities: Lead the company's technology and product development efforts.
- Mr. Okajima receives a salary of $75,000 annually, a varying portion of which is deferred, and owns 1,000,000 shares of common stock.
- Position: Director
- Dates of Service: September 18, 2018 - Present
- Responsibilities: Participate in all Board of Director activities and decisions

Other business experience in the past three years:

- Employer: SurgiBox
- Title: Chief Technology Officer
- Dates of Service: June 20, 2018 – Present
- Responsibilities: Technology strategy

- Employer: Beth Israel Deaconess
- Title: Biomedical Engineer
- Dates of Service: September 13, 2013 - Present Responsibilities: Biomedical research

Indemnification

The Company is authorized by its certificate of incorporation and bylaws to indemnify its directors, officers, employees or agents acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be liable to the Company, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Massachusetts and 1 employee in Florida.

Ownership and Capital Structure; Rights of the Securities

The Company's Securities

The Company has authorized Common Stock, Convertible Notes Seed l, Convertible Notes Seed 2, Convertible Notes Seed 3, Convertible Notes Seed 4a, Convertible Notes Seed 4b and Convertibles Notes Seed 5, Convertible Notes Seed 5a – 5d, and Convertible Notes Seed 6 as of December 31, 2021. In addition, as part of the Regulation Crowdfunding raise, the Company had issued 237,669 shares of its common stock as of April 28, 2022.

Common Stock

The number of shares of Common Stock of the Company authorized is 10,000,000. A total of 4,237,669 common shares were issued and outstanding as of December 31, 2021. In addition, there are 1,000,000 common shares reserved for the company's stock option plan. As of December 31, 2021, there were 879,520 shares granted as stock options, 93,581 shares reserved for future option grants upon achievement of specified grantee incentives and 26,899 shares available to grant.

Voting Rights

The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted on by the Company's stockholders.

Material Rights

The common shares have no special or material rights. They are to share in the proceeds of any liquidation on a pro-rata basis and may be subject to the terms of future Preferred Shares, if any were to be authorized and issued.

Voting Rights of Securities sold in the regulation CF Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Regulation CF offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares in the future. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Convertible Note Financings

The following convertible notes were outstanding as of December 31, 2020:

Convertible Notes Seed 1

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 1 are outlined below:

Amount outstanding: $550,000.00
Maturity Date: February 01, 2022*
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000 or more, or a >50% change in control

* In January 2022, the Company and the Convertible Note holders agreed to extend the maturity date of the Convertible Notes Seed 1 from February 1, 2022 to February 1, 2024.

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuation cap. In the event of a change in control, all principal and accrued but unpaid interest will convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 2

The security will convert into shares of preferred stock and the terms of the Convertible Notes Seed 2 are outlined below:

Amount outstanding: $225,000.00
Maturity Date: February 01, 2022*
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of > $2,000,000.

* In January 2022, the Company and the Convertible Note holders agreed to extend the maturity date of the Convertible Notes Seed 2 from February 1, 2022 to February 1, 2024.

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round

(2) price calculate d based on a $2 million valuation cap. In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 3

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 3 are outlined below:

Amount outstanding: $175,000
Maturity Date: February 01, 2022*
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of > $2,000,000.

* In January 2022, the Company and the Convertible Note holders agreed to extend the maturity date of the Convertible Notes Seed 3 from February 1, 2022 to February 1, 2024.

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculate d based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 4a

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 4a are outlined below:

Amount outstanding: $150,000.00

Maturity Date: February 01, 2022*

Interest Rate: 6.0%

Discount Rate: 15.0%

Valuation Cap: $2,000,000.00

Conversion Trigger: A qualified financing of > $2,000,000

* In January 2022, the Company and the Convertible Note holders agreed to extend the maturity date of the Convertible Notes Seed 4a from February 1, 2022 to February 1, 2024.

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round, or (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $2,000,000 valuation, or receive principal and interest at maturity.

Convertible Notes Seed 4b

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 4b are outlined below:

Amount outstanding:: $85,000.00
Maturity Date: February 01, 2022*
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000

* In January 2022, the Company and the Convertible Note holders agreed to extend the maturity date of the Convertible Notes Seed 4b from February 1, 2022 to February 1, 2024.

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $2,000,000 valuation, or receive principle and interest at maturity.

Convertible Notes Seed 5

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 5 are outlined below:

Amount outstanding: $120,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: A qualified financing of $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

Convertible Notes Seed 5a

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 5a are outlined below:

Amount outstanding: $215,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: A qualified financing of $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

Convertible Notes Seed 5b

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 5b are outlined below:

Amount outstanding: $25,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%

Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

Convertible Notes Seed 5c

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 5c are outlined below:

Amount outstanding: : $100,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

Convertible Notes Seed 5d

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 5d are outlined below:

Amount outstanding: $80,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

Convertible Notes Seed 6

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 6 are outlined below:

Amount outstanding: : $325,000.00
Maturity Date: October 30, 2024
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: A qualified financing of $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $4 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $4 million valuation cap.

Through December 31, 2021, we issued the following securities pursuant to Regulation Crowdfunding:

Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
$229,632	Working Capital	September 17, 2020 – February 4, 2021	Regulation CF

Ownership

As of December 31, 2021, the Company's four founders each own 1,000,000 shares of common stock, representing 19.09% each. An additional 1,000,000 shares are reserved for the stock option pool, and 237,669 shares are owned by the shareholders that purchased shares under the Regulation CF offering through December 31, 2021. There were no 20% shareholders as of December 31, 2021.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A, and are an important part of this Form C-AR.

Recent Tax Return Information (CY 2020)

Total Income	Taxable Income	Total Tax
-$ 253,380	-$ 603,837	$0.00

Operations

The Company is in the development and testing stages of its product. Beta testing at client sites has been delayed due to the COVID-19 pandemic and is expected to be completed in 2022. The Company does not expect to achieve profitability in 2022 and will continue to rely on external sources of funding.

Liquidity and Capital Resources

See accompanying Notes to the Financial Statements.

The Company does not have adequate funds on hand to operate through 2022. The Company is dependent on identifying and raising additional capital from external sources of financing.

Capital Expenditures and Other Obligations

The Company does not have any obligations to make large capital expenditures in the near future. However, when the Company obtains adequate funding, it intends to invest an additional approximately $250,000 or more in the engineering design and initial manufacturing of its StatumCONNECT device in its final form factor.

Other material obligations of the company are its Convertible Promissory Notes, outlined above. In addition, to conserve cash for operations, several of the Company's employees have agreed to defer a portion of their compensation. As of December 31st, 2021 total deferred compensation including accrued interest equaled $ 422,686.

Material Changes and Other Information

There have been no material changes to the Company's operations or its financial results subsequent to December 31, 2021 and the preparation of the attached financial statements. The Company is not aware of any impending material changes.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

For one year from the closing dates, the securities sold via the Regulation CF offering can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Name of Entity: Robert Farella
Relationship to Company: Family member
Nature/ amount of interest in the transaction: Mr. Farella, a convertible noteholder, is a family member of Mr. Aris Gregorian, a co - founder and 19% shareholder of the Company.
Material Terms: Mr. Farella holds $12,500 of Statum Systems Convertible Notes. The notes mature 2/1/2024 and pay interest at 6% and are subject to the same terms as all other holders of convertible notes payable of Statum Systems with the same maturity date.

Name of Entity: Armen and Anita Serebrakian Relationship to Company: Family member
Nature/ amount of interest in the transaction: Armen and Anita Serebrakian, holders of convertible notes, are family members of co-founder and 19% shareholder Arman Serebrakian.
Material Terms: Mr. and Mrs. Serebrakian jointly hold $35,000 of Statum Systems Convertible Notes. $25,000 of the notes mature 2/1/2024 and $10,000 mature 10/30/2023. The notes pay interest at 6% and are subject to the same terms as all other holders of convertible notes payable of Statum Systems with the same maturity date.

Name of Entity: Roubik Gregorian
Relationship to Company: Family member
Nature/ amount of interest in the transaction: Mr. Roubik Gregorian is a family member of Co-founder and 19% shareholder Aris Gregorian. Roubik Gregorian holds $25,000 in Stat um Systems Convertible notes.
Material Terms: Roubik Gregorian holds $25,000 of Statum Systems Convertible Notes. The notes mature 2/1/2024 and pay interest at 6% and are subject to the same terms as all other holders of convertible notes payable of Statum Systems with the same maturity date.

Name of Entity: Per Suneby
Relationship to Company: Board Member, Senior Vice President, Corporate Development
Nature/ amount of interest in the transaction: Mr. Suneby, a convertible noteholder, is a member of the Company Board of Directors and a member of the management team.
Material Terms: Mr. Suneby holds $25,000 of Statum Systems Convertible Notes. The notes mature 10/30/2024 and pay interest at 6% and are subject to the same terms as all other holders of convertible notes payable of Statum Systems with the same maturity date.

The Company has complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

_____
(Signature)

Frederick Lizza_____
(Name)

CEO_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Frederick Lizza_____
(Name)

April 28, 2022_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

I, Frederick Lizza, the CEO of Statum Systems, Inc., hereby certify that the financial statements of Statum Systems, Inc. and notes thereto for the periods ending December 2021 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2022.

_____ (Signature)CEO_____(Title)_April 28, 2022____(Date)

STATUM SYSTEMS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

YEARS ENDED DECEMBER 31, 2021 AND 2020

STATUM SYSTEMS, INC.
INDEX TO FINANCIAL STATEMENTS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Statum Systems, Inc.
Natick, Massachusetts

We have reviewed the accompanying financial statements of Statum Systems, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 12, 2022
Los Angeles, California

BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	221,896	$	226,703
Prepaids and Other Current Assets		7,661		17,823
Total Current Assets		**229,557**		**244,526**
Property and Equipment, net		5,831		7,965
Total Assets	$	**235,388**	$	**252,491**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	41,911	$	55,342
Accrued interest payable		198,999		99,657
Advance on convertible notes payable		-		30,000
Deferred compensation liabilities		422,686		244,459
Paycheck Protection Program loan		-		59,500
Total Current Liabilities		**663,596**		**488,958**
Convertible Notes Payable		2,050,000		1,305,000
Debt Issuance Costs		(288)		(3,742)
Total Liabilities		**2,713,308**		**1,790,216**
STOCKHOLDERS EQUITY				
Common Stock		42		42
Equity Issuance Cost		(34,655)		(28,833)
Additional Paid in Capital		386,915		177,457
Retained Earnings/(Accumulated Deficit)		(2,830,222)		(1,686,391)
Total Stockholders' Equity		**(2,477,920)**		**(1,537,725)**
Total Liabilities and Stockholders' Equity	$	**235,388**	$	**252,491**

See accompanying notes to financial statements.

.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2021 AND 2020

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	769,117	515,690
Research and Development	307,321	244,890
Sales and Marketing	15,172	45,882
Total operating expenses	1,091,610	806,462
Operating Income/(Loss)	(1,091,610)	(806,462)
Interest Expense	111,852	70,381
Interest Income	(131)	(943)
Other Loss/(Income)	(59,500)	-
Income/(Loss) before provision for income taxes	(1,143,831)	(875,900)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (1,143,831)	$ (875,900)

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
YEAR ENDED DECEMBER 31, 2021 AND 2020

(in , $US)	Common Stock		Additional Paid In Capital	Equity Issuance Cost	earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2019	4,000,000	$ 40	$ 70	$ -	$ (810,491)	$ (810,381)
Issuance of Stock	191,169	2	177,387	(28,833)		148,556
Net income/(loss)					(875,900)	(875,900)
Balance—December 31, 2020	4,191,169	42	177,457	(28,833)	$ (1,686,391)	$ (1,537,725)
Issuance of Stock	46,500	0	43,228	(5,822)		37,406
Share-Based Compensation			166,230			166,230
Net income/(loss)					(1,143,831)	(1,143,831)
Balance—December 31, 2021	**4,237,669**	**$ 42**	**$ 386,915**	**$ (34,655)**	**$ (2,830,222)**	**$ (2,477,920)**

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021 AND 2020

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,143,831)	$	(875,900)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		2,134		2,133
Share-based Compensation		166,230		-
Amortization of debt issuance costs		3,454		6,253
Paycheck Protection Program loan forgiveness		(59,500)		
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		10,162		(17,823)
Accounts Payable		(13,431)		30,163
Deferred compensation liabilities		178,227		174,709
Accrued interest payable		99,342		64,128
Net cash provided/(used) by operating activities		**(757,213)**		**(616,337)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		37,406		148,556
Proceeds from Paycheck Protection Program loan		-		59,500
Proceeds from advance on convertible note		(30,000)		30,000
Proceeds from convertible notes payable		745,000		530,000
Net cash provided/(used) by financing activities		**752,406**		**768,056**
Change in Cash		(4,807)		151,719
Cash—beginning of year		226,703		74,984
Cash—end of year	$	**221,896**	$	**226,703**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

NOTE 1   ORGANIZATION

Nature of Operations

Statum Systems Inc. (the Company) was incorporated on September 10, 2018, as Jybird Inc. On January 1, 2019, a restated article of incorporation was filed changing the name to Statum Systems Inc. The Company is developing a medical communication and collaboration platform to assist the health care industry with internal communication among doctors, nurses, allied health professionals, social workers, medical support staff, and patients.

Going Concern Uncertainty

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. There is substantial doubt about the Company's ability to continue as a going concern. The Company has incurred cumulative losses of $2,830,222 through December 31, 2021, and has consumed $757,213 of cash for operating activities during 2021. Management's plans to mitigate the conditions that give rise to this substantial doubt include plans to raise additional capital from equity and debt financing and plans to reduce or delay operating expenses.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash equivalents consist of funds held in a money market account.

Equipment

Equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are five years. Depreciation expenses were $2,134 and $2,133 for the year ended December 31, 2021, and 2020, respectively.

Debt Issuance Costs

The Company accounts for debt issuance costs on the balance sheets as a direct reduction from the carrying amount of the related debt liability (see Note 3).

Debt issuance costs are amortized to interest expense over the term of the debt using the straight-line method. Interest expense related to these items for the year ended December 31, 2021, and 2020 totaled $3,454 and $6,253, respectively.

Future amortization of debt issuance costs:

Year Ending December 31,	Amount
2022	$ 288

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes in the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company has evaluated its tax position and determined that it has no uncertain tax positions as of December 31, 2021, and 2020.

Research and Development

Research and development costs are charged to expense when incurred and amounted to $307,822 and $244,890 for the years ended December 31, 2021, and 2020, respectively

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $15,172 and $45,882, which is included in sales and marketing expenses.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3   LONG-TERM DEBT

Long-term debt for the years ended December 31 consists of:

	2021	**2020**
Notes Payable:		
Convertible notes payable - unrelated parties	$ 1,952,500	$ 1,242,500
Convertible notes payable - related parties	97,500	62,500
Debt issuance costs	(288)	(3,742)
Total Long-term Debt	$ 2,049,712	$ 1,301,258

Future principal payments are as follows:

Year Ending December 31,	Amount
2023	$ 540,000
2024	1,510,000
	$ 2,050,000

Convertible Note

In January 2022, following a resolution by the Company's Board of Directors, the noteholders approved a change in the maturity date of the $1,185,000 of notes due in 2022 from February 1, 2022, to February 1, 2024.

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Valuation CAP	Dicount Rate	For the Year Ended December 2021			For the Year Ended December 2020		
						Interest Expense	Accrued Interest	Total Indebtedness	Interest Expense	Accrued Interest	Total Indebtedness
2019 Seed -Convertible Notes	$ 775,000	6.00%	Fiscal Year 2019	$ 2,000,000	15%	46,500	128,783	775,000	46,500	82,283	775,000
2020 Seed -Convertible Notes	$ 410,000	6.00%	Fiscal Year 2020	$ 2,000,000	15%	24,600	41,072	410,000	16,472	16,472	410,000
2020 Seed -Convertible Notes	$ 120,000	6.00%	Fiscal Year 2020	$ 6,000,000	15%	7,200	8,102	120,000	902	902	120,000
2021 Seed -Convertible Notes	$ 420,000	6.00%	Fiscal Year 2021	$ 6,000,000	15%	17,441	17,441	420,000	-	-	-
2021 Seed -Convertible Notes	$ 325,000	6.00%	Fiscal Year 2021	$ 4,000,000	15%	3,601	3,601	325,000			
Total	$2,050,000					$ 99,342	$ 198,999	$ 2,050,000	$ 63,874	$ 99,657	$ 1,305,000

During 2021, The Company issued $745,000 of unsecured convertible notes in five tranches: $215,000 in the January tranche; $25,000 in the April tranche; $100,000 in the June tranche; $80,000 in the October tranche and $325,000 in the November tranche. Included in the $745,000 of notes issued, $10,000 of notes were issued to a family member of one of the founders and major stockholders of the Company on December 31, 2021, and 2020, respectively; and $25,000 were issued to a member of the Company's Board of Directors.

As noted in Note 8, the Company issued an additional $200,000 of unsecured convertible notes in a January 2022 tranche.

During 2020, the Company issued $530,000 of unsecured convertible notes in three tranches; $175,000 in the January tranche; $235,000 in the July/August tranche; and $120,000 in the October tranche. Included in the $530,000 of notes issued, $52,500 and $10,000 of notes were issued to family members of two of the founders and major stockholders of the Company, respectively.

All of the issued convertible notes accrue interest at 6% per annum. The Company accrued interest of $198,999 and $99,657 on the convertible notes payable on December 31, 2021, and 2020, respectively. Unless converted into shares of the Company's stock as described below, unpaid principal and unpaid accrued interest is due and payable at the maturity date of the respective notes. In the event of default as defined in the note agreements, all unpaid principal and unpaid accrued interest become due and payable immediately.

Automatic Conversion upon a Qualified Equity Financing

For all convertible notes issued prior to October 2020, in the event the Company sells shares of its Preferred Stock in an amount of at least $2,000,000 (Qualified Equity Financing) prior to February 1, 2022 (Maturity Date), all principal and accrued but unpaid interest shall automatically convert into Preferred Stock of the same series issued in such Qualified Equity Financing, at a conversion price that is equal to the lessor of (1) the price per share paid by the other purchasers of the preferred stock sold in the Qualified Equity Financing multiplied by eighty-five percent (85%) or (2) the price per share obtained by dividing $2,000,000 by the Company's fully-diluted capitalization immediately prior to such Qualified Equity Financing assuming exercise or conversion of all convertible securities of the Company but excluding any shares issuable upon conversion of the convertible notes.

For convertible notes issued in the October 2020 tranche through the October 2021 tranche, the maturity date is defined as October 30, 2023, and the amount for the purpose of part (2) ofthe conversion price calculation described above is $6,000,000.

For convertible notes issued in the November 2021 tranche, the maturity date is defined as October 30, 2024, and the amount for the purpose of part (2) of the conversion price calculation described above is $4,000,000.

Optional Conversion

For all convertible notes issued prior to October 2020, in the event the Company sells shares of a series of its preferred stock in any transaction or series of transactions (Nonqualified Financing) that does not qualify as a Qualified Equity Financing prior to the maturity date or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders (Holders), may, at their sole discretion, convertall of the unpaid principal and accrued interest on their convertible notes into a number of fullypaid and nonassessable shares of the Company's Capital Stock consisting of Preferred Stock of the same series offered in such Nonqualified Financing (Optional Conversion Shares) at the lessor of the price per share paid by the other purchasers of the Preferred Stock sold in the Nonqualified Financing multiplied by eighty-five percent (85%) or the price per share determined by dividing $2,000,000 by the Company's fully-diluted capitalization on an as-converted basis immediately prior to such Nonqualified Financing, assuming exercise or conversation of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

For convertible notes issued in the July/August 2020 tranche only, the note holders have an option to convert these notes into Common Shares of the Company at the value indicated in section 1 (c) of the Amended and Restated Convertible Promissory Note, if at the maturity date of said note (July 1, 2022), there have been no events that qualify for conversion of the notes into preferred shares of the Company.

For convertible notes issued in the October 2020 tranche and subsequent tranches through the October 2021 tranche, in the event the Company sells shares of a series of its Preferred Stock in any transaction or series of transactions (Nonqualified Financing) that does not qualify as a Qualified Equity Financing prior to the maturity date or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders (Holders), may, at their sole discretion, convert all of the unpaid principal and accrued interest on their convertible notes into a number of fully paid and nonassessable shares of the Company's capital stock consisting of preferred stock of the same series offered in such Nonqualified Financing (Optional Conversion Shares) at the lessor of the price per share paid by the other purchasers of the preferred stock sold in the Nonqualified Financing multiplied by eighty-five percent (85%) or the price per share determined by dividing $6,000,000 by the Company's fully diluted capitalization on as as-converted basis immediately prior to such Nonqualified Financing, assuming exercise or conversation of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

For convertible notes issued in the November 2021 tranche, in the event the Company sells shares of a series of its preferred stock in any transaction or series of transactions (Nonqualified Financing) that does not qualify as a Qualified Equity Financing prior to the maturity date or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders (Holders), may, at their sole discretion, convert all of the unpaid principal and accrued interest on their convertible notes into a number of fully paid and nonassessable shares of the Company's capital stock consisting of preferred stock of the same series offered in such Nonqualified Financing (Optional Conversion Shares) at the lessor of the price per share paid by the other purchasers of the preferred stock sold in the Nonqualified Financing multiplied by eighty-five percent (85%) or the price per share determined by dividing $4,000,000 by the Company's fully-diluted capitalization on an as-converted basis immediately prior to such Nonqualified Financing, assuming exercise or conversation of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

Conversion on Change of Control

For all convertible notes issued prior to October 2020, if the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the maturity date, then upon the written election of the holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's common stock, at a price per share obtained by dividing two $2,000,000 by the Company's fully diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

For convertible notes issued in the October 2020 through October 2021 tranches, if the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the Maturity Date (October 30, 2023), then upon the written election of the Holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's common stock, at a price per share obtained by dividing $6,000,000 by the Company's fully diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

For convertible notes issued in the November 2021 tranche, if the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the maturity date (October 30, 2023), then upon the written election of the Holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's Common Stock, at a price per share obtained by dividing $4,000,000 by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

Loan Payable

Also, during 2020, the Company received a loan from a bank under the CARES Act Paycheck Protection Program ("PPP") in the amount of $59,500. The proceeds were secured to fund payroll, rent, and utilities. The original loan agreement was written prior to the PPP Flexibility Act of 2020 (June 5, 2020) and was due over twenty-four months and deferred for six months.

Subsequent to this, the law changed the loan deferral terms retroactively. The PPP Flexibility Act and subsequent regulations supersede the loan agreement. The PPP Loan bears interest at a fixed rate of 1.0% per annum, has a term of two years, and is unsecured and guaranteed by the U.S. Small Business Administration (SBA). The Company is following, Accounting Standards Codification ("ASC") 470, *Debt*, to account or the initial receipts related to the PPP loan. The Company received confirmation in January 2021 that the loan and any accrued interest was forgiven. The forgiveness has been reflected as other income in the statement of operations.

NOTE 4   STOCKHOLDERS' DEFICIT

On June 23, 2020, the shareholders approved an increase in the authorized Common Stock from 100,000 shares to 10,000,000 shares, reduced the par value of Common Stock from $0.01 to $0.00001 per share, and approved a one thousand-for-one Common Stock split. All references to shares in financial statements reflect the stock split. Common Shares issued and outstanding as of December 31, 2021, and 2020 were 4,237,669 and 4,191,169, respectively.

During 2020, the Company issued 191,169 shares of its Common Stock via a crowdfunding issuance at an average price per share of $0.9279 before issuance costs. In January 2021, the Company issued 46,500 additional shares of Common Stock under the terms of the crowdfunding offering that began in September 2020, for a total of 237,669 shares of Common Stock issued pursuant to the crowdfunding offering. Each subscriber to the crowdfunding offering irrevocably agreed to appoint the Company's chief executive officer as the subscriber's true and lawful proxy with the power to act alone and with full power of substitution to, among other things, vote the subscribers securities.

Stock Option and Grant Plan

In 2019, the Company established the Statum Systems Inc. 2019 Stock Option and Grant Plan (the "Plan"). The Plan provides for the grant of incentive stock options, nonqualified stock options, shares of restricted stock, stock issuances and other equity interests or awards to the Company's employees, officers, directors, consultants, and advisors to purchase up to

1,000,000 shares of its Common Stock, or the equivalent of such number of shares after the Company has interpreted the effect of any stock split, stock dividend, combination, or recapitalization. Option awards are generally granted with an exercise price equal to the fair value of the stock at the date of grant and have contractual terms of ten years.

At December 31, 2021, there were 879,520 shares granted, 93,581 shares reserved for incentive-based grants and 26,899 shares available for issuance under the Plan.

The Black-Scholes option-pricing model was used to estimate the fair value of stock options granted during the year ended December 31, 2021, with the following weighted average assumptions:

Risk-free interest rate	0.90%
Expected term (in years)	6.25
Expected volatility	64%
Expected dividend yield	0%

For the year ended December 31, 2021, management engaged an independent third-party valuation firm to provide an estimate of the fair value of its Common Stock. The fair value of Common Stock was determined considering a number of objective and subjective factors, including valuations of comparable companies, operating and financial performance, the lack of liquidity of the Company's Common Stock and the general and industry-specific economic outlook.

The Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected term of the Company's stock options has been determined using the "simplified" method for awards. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

A summary of option activity under the Plan is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2020	-	$ -	-
Granted	879,520	0.63	
Exercised	-	-	
Forfeited	-	-	
Expired	-	-	
Outstanding at December 31, 2021	879,520	$ 0.63	9.07

Exercisable on December 31, 2021	421,177	$	0.63	9.07

As of December 31, 2021, there was approximately $159,700 of unrecognized compensation expenses related to share-based compensation arrangements granted under the Plan which is expected to be recognized over a weighted average period of approximately three years.

The weighted-average grant date fair value of options granted during the year ended December 31, 2021, was $0.37. The Company did not grant any options during the year ended December 31, 2020.

The Company recorded stock-based compensation expense related to stock options in the following expense categories in its statements of operations for the periods shown:

	Year Ended December 31,	
	2021	2020
General and administrative	$ 148,271	$ -
Research and development	17,959	-
Total stock-based compensation	$ 166,230	$ -

NOTE 5   DEFERRED COMPENSATION PLANS

The Company entered into agreements with four employees who are also on the Board of Directors of the Company plus one advisor to the Company to defer payment of a portion of their compensation until the Company raises at least $2,000,000 in Series A financing, immediately after which the total amount of deferred compensation will be payable in either cash or equity, at the individual's option. If payment in cash is elected, the Company has the right to pay the amount owed over six equal monthly payments. On December 31, 2021 and December 31, 2020, the Company has recorded current liabilities of $422,686 and $244,459, respectively, for unpaid compensation under these agreements.

NOTE 6   INCOME TAXES

The net deferred tax asset (liability) on December 31 consisted on the following components:

	2021	2020
Depreciation and amortization	$ (2,000)	$ (2,000)
Net operating loss carryforwards	610,000	370,000
Total	608,000	368,000
Valuation allowance	(608,000)	(368,000)
Total deferred tax assets	$ -	$ -

On December 31, 2021 and 2020 the Company has federal net operating loss carryforwards for income tax purposes of approximately $2,445,000 and $1,302,000, respectively which are carried forward indefinitely. As of December 31, 2021, and 2020, the Company has state net operating loss carryforwards for income tax purposes of approximately $2,450,000 and $1,309,500, respectively, which expire at various times through the year 2041.

Deferred income taxes have not been presented in these financial statements as management believes that the future benefit of operating loss carryforwards is dependent on the Company's ability to generate future taxable income, which is uncertain. Management has, therefore, recorded a valuation allowance in both years presented equal to the deferred tax asset.

The Company is subject to a minimum corporation income tax in the Commonwealth of Massachusetts and the State of Florida; however, no amounts have been accrued on December 31, 2021, and 2020 as management deems the amount immaterial.

NOTE 7   RELATED PARTY TRANSACTIONS

The Company occupies office space that is leased by one of its founders and principal shareholders. Under the terms of the arrangement, the Company pays rent when and if it has sufficient cash flow to do so. There is no formal agreement, and the Company has no obligation to make rent payments. During 2021 and 2020, the Company made payments of $7,000 and $7,000 which is recorded in the accounts as rent expense. See Note 8.

During 2021 and 2020 the Company issued $10,000 and $52,500 respectively of Convertible Notes Payable to relatives of the Company's founders and significant shareholders. In 2021, the Company issued $25,000 of Convertible Notes Payable to a member of the Board of Directors. The Company incurred $4,597 and $3,109 of interest expense to related parties during 2021 and 2020, respectively. Included in accrued interest payable on December 31, 2021, and 2020 is $8,213 and $3,643 owed to related parties.

During 2020, family members of various founders and members of the Board of Directors subscribed to the Company's issuance of Common Shares sold through the crowdfunding event on terms identical to those of the other subscribers. These purchases ranged in amount between $250 and $2,500.

NOTE 8   SUBSEQUENT EVENTS

In January 2022, following a resolution by the Company's Board of Directors, the noteholders approved a change in the maturity date of the $1,185,000 of notes due in 2022 from February 1, 2022, to February 1, 2024.

In January 2022, the Company issued an additional $200,000 of convertible notes payable under terms identical to the notes issued in the November 2021 tranche.

In February 2022, the Company issued 3,671 shares of Common Stock as fees to Start Engine under the terms of the crowdfunding offering that began in September 2020.

In February 2022, the lease for the office space described in Note 7 was amended and the term was extended through November 30, 2023.